November 1, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Dear Mr. Spirgel:

Re:	Hudson Highland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 14, 2005

Forms 10-Q for Fiscal Quarters Ended

March 31, 2005 and June 30, 2005

File No. 0-50129

Your letter of August 25, 2005 and

Your letter of October 4, 2005

We are writing in response to your response letter of October 4, 2005, to Jon F. Chait as to your review comments on the subject filings and our response letter dated September 8, 2005. We have the following responses, which are numbered in accordance with your comments to us.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 15. Segment and Geographic Data page 63

Comment #1

We noted your response to comment 2. In order to help us evaluate your analysis of operating and reportable segments, please tell us how you have identified your chief operating decision maker and provide us with an example of all of the reports provided on a regular basis to the chief operating decision maker.

Response to Comment #1

We have identified our chief operating decision maker as our Chairman and Chief Executive Officer, Jon F. Chait. SFAS 131 identifies the chief operating decision maker (the “CODM”) as a function and not a position and “that function is to allocate resources to and assess the performance of the segments of an enterprise”. One of Mr. Chait’s responsibility as Chief Executive Officer is to allocate the company’s resources across the operating units and to assess performance of the operating units. We are providing to you our latest available financial reports on a supplemental basis in hard copy. These financial documents relate to September 30, 2005 fiscal period, our latest period available, and are an example of all of the reports provided on a regular basis to the CODM.

In addition, you requested that we address the following items:

Item #1

It is unclear to us why you do not believe your temporary and contract staffing, permanent recruitment of mid-level professionals, and related human capital solutions activities are operating segments under paragraph 10 of SFAS 131. Since you have gross margin information for each type of activity, it appears that this information would constitute discrete financial information.

Response to Item #1

We do not manage our Hudson temporary and contract staffing, permanent recruitment and related human capital solutions services separately. Accordingly, we do not compile or report financial results separately for these services below the gross margin line. Although we can and do present the gross margins for the temporary and contract staffing, permanent recruitment and related human capital solutions activities, this information is used for an understanding of the component revenue streams and is not used by the CODM or anyone else as a basis for the allocation of resources between components. Because the components are very integrated within our operations, it is impractical to identify the resources and related underlying cost structure that relates to one component versus another. As an example, temporary and contract staffing and permanent recruitment personnel often operate from a common office and with a common sales structure, so that selling, general and administrative expenses attributable to that office are generally not divisible. As demonstrated by the example reports we are providing to you on a supplemental basis, you will see that we do not report operating costs or operating income by these services and our operating units do not maintain their records in a manner that would allow us to reasonably and accurately report such information. Accordingly, we do not believe these service offerings constitute operating segments under paragraph 10 of SFAS 131.

Item #2

In light of the above comment, tell us how you have considered the guidance in paragraph 15 of SFAS 131 regarding the evaluation of segments in a matrix organizational structure.

Response to Item #2

Paragraph 15 of SFAS 131 states “the chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based upon products and services would constitute the operating segment.”

In establishing our segments we considered the guidance from paragraph 15 and have used the product/services components to differentiate our segments by the services rendered and therefore report on the Hudson and Highland segments. While some of the Hudson locations may have individuals primarily responsible for overseeing each of temporary and contracting, permanent placement and human capital solutions activities, those individuals report to an overall Hudson operational leader, which might be a branch manager or more senior executive, in that location or higher up within the region to a regional president, but not directly to the CODM. The Hudson regional presidents ultimately report to and interact with the CODM in the decision making process. As a result, we do not operate the Hudson business in a structure contemplated in paragraph 15, in which “certain managers are responsible for different product and service lines worldwide,” which further supports that the Hudson business components are not separate operating segments.

Item #3

If you continue to believe that your regions constitute your operating segments, please provide us with additional quantitative information that supports your position that the regions have similar economic characteristics. In this regard, based upon our review of the financial results for the years ended December 31, 2003 and 2004 and the six months ended June 30, 2005, it appears that the Americas region has consistently earned lower gross margins and the European region has consistently earned higher gross margins than the Asia Pacific region. In addition, it appears that Adjusted EBITDA margin percentages have varied across all regions for each time period.

Response to Comment #3

We continue to believe that our regions constitute operating segments of our reportable segments, not separate reportable segments in and of themselves. Gross margins are a good measure of the similarity and nature of the businesses we operate, and it is primarily the mix of the Hudson businesses between temporary and contract staffing and permanent recruitment and other services that produces the variation in combined gross margin between regions. Most of the differences in the mix reflect the professional staffing market in individual geographic regions and are not specific to the Hudson business.

The following are the Hudson gross margins as a percentage of revenue by region by period and service, which clearly demonstrates that our business lines are similar across the regions on a gross margin basis and that the different combined regional margins are substantially due to the mix of revenue by service.

	Americas	Europe	Asia Pacific	Total
Temporary and contract staffing
September 30, 2005	21.1%	15.3%	16.2%	17.9%
June 30, 2005	21.1%	14.3%	16.0%	17.6%
December 31, 2004	21.6%	14.1%	15.9%	17.4%
December 31, 2003	20.0%	15.1%	15.6%	17.0%

Permanent placement
September 30, 2005	99.8%	96.7%	99.5%	98.2%
June 30, 2005	99.4%	97.0%	99.6%	98.3%
December 31, 2004	99.3%	90.1%	99.4%	94.4%
December 31, 2003	100.0%	93.5%	99.6%	96.3%

Other services
September 30, 2005	31.5%	63.6%	59.2%	61.1%
June 30, 2005	75.7%	61.6%	59.4%	61.2%
December 31, 2004	89.6%	59.8%	57.4%	59.5%
December 31, 2003	100.0%	62.6%	61.5%	62.0%

Total
September 30, 2005	25.5%	42.4%	36.5%	35.1%
June 30, 2005	25.1%	42.5%	36.4%	35.0%
December 31, 2004	25.9%	40.7%	34.8%	34.5%
December 31, 2003	23.4%	42.4%	32.5%	33.6%

The three Hudson service lines shown above have very similar gross margin characteristics across the regions, but due to a mix of the revenues by service the total margin can vary widely. Permanent placement margin percentages are essentially the same across the regions. Temporary and contract staffing services generate different margins by region as a result of different market dynamics in individual countries and regions, although these variations are not so diverse that we believe they are indicative of differing underlying economic characteristics. Other services margin percentages in the Americas are generally higher and more erratic, but because the actual revenue base is minimal (less than $1.5 million in any period), we consider this variation to be insignificant to the overall analysis.

Although we consider the above to be additional support for establishing similar economic characteristics of the Hudson segment, EBITDA and Adjusted EBITDA are and have been our primary economic focus as discussed below.

Adjusted EBITDA margin as a percentage of revenue varies from period to period and from region to region, but our Adjusted EBITDA as a percentage of revenue has been generally improving as reflected in the table below. We believe this percentage will become more uniform and have set a long-term world-wide company goal of Adjusted EBITDA margins at the 7 to 10 percentage rate for all of our geographic regions. As the table below indicates, our Asia Pacific region is the first of the regions to reach this range, but we expect the others to follow. We have stated that driving all our businesses to higher EBITDA margins is a business objective, as we continue the process of improvements to our business started in 2003. Adjusted EBITDA has been used in the past, due to the nature of the company’s formation and spin off from its former parent, as a measure of the company’s performance, but the company expects that the reorganization and other unusual charges will have less of a financial effect in the future. EBITDA and EBITDA margin have recently become the primary financial measure used by the company’s management and investors.

	Americas	Europe	Asia Pacific	Total
Adjusted EBITDA
September 30, 2005	2.9%	3.4%	7.7%	4.7%
June 30, 2005	2.5%	3.7%	7.7%	4.6%
December 31, 2004	1.6%	.2%	5.7%	2.5%
December 31, 2003	-4.4%	-3.6%	1.7%	-1.8%

As can be seen, Adjusted EBITDA margin have improved in all regions for the periods presented.

Further, in accordance with your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this response. I am available to discuss these matters and can be contacted at (212) 351-7285.

Sincerely,

Richard W. Pehlke

Executive Vice President & Chief Financial Officer

Enclosures – as noted

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